

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 28, 2017

Via E-mail
Mr. George L. Pita
Chief Financial Officer
MasTec, Inc.
800 S. Douglas Road, 12th Floor
Coral Gables, FL 33134

> **Re: MasTec, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 1-8106**

Dear Mr. Pita:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   Non-U.S. GAAP Financial Measures, Page 37

We note your non-GAAP financial measures, Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS, exclude project losses related to a proportionally consolidated non-controlled Canadian joint venture. Please more fully explain to us why you believe excluding project losses from a performance measure is useful to investors, including how it complies with Item 10(e) of Regulation S-K and Question 100.01 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016. We note your disclosure that you have "minimal direct construction involvement" related to this joint venture; however, we note this joint venture appears to be in a similar line of business and we assume it may have other projects for which you are not making any adjustment. Please be advised this comment is also applicable to your presentation of these non-GAAP financial measures in earnings releases filed under Form 8-K.

2.   We note your non-GAAP financial measures, Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS, appear to only exclude charges. Please more fully explain to us how you believe your measures comply with Question 100.03 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016. In this regard, we note your non-GAAP financial measures exclude a court mandated settlement and acquisition integration costs but do not exclude income related to a settlement, the reduction of an earn-out liability for an acquired business, and gains on sales of equipment. Please be advised this comment is also applicable to your presentation of these non-GAAP financial measures in earnings releases filed under Form 8-K.

3.   We note your disclosure that you consider EBITDA and Adjusted EBITDA to be indicators of your ability to generate cash to service debt, fund capital expenditures and expand your business and you reconcile these measures to net income and cash provided by operating activities. We also note your disclosure that you do not consider these non-GAAP financial measures to be measures of your liquidity and they do not comply with the provisions of Item 10(e)(1)(ii)(A) of Regulation S-K. Please clarify or revise these inconsistencies.

Consolidated Financial Statements

Note 1 – Business, Basis of Presentation and Significant Accounting Policies, Page 53

New Accounting Pronouncements, Page 60

4.   You state that you are in the process of evaluating the impact that the amended revenue recognition guidance in Topic 606 will have on your consolidated financial statements. Please revise to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng at (202) 551-5004 or Anne McConnell at (202) 551-3772 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction